

May 9, 2011

Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re:** **First China Pharmaceutical Group, Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed April 29, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your supplemental response letter dated April 29, 2011 as well as your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment four in our letter dated April 15, 2011 including discussion regarding your registered capital, daily limits on liquidated funds, and your approved application for an increase of approximately $2.0 million in registered capital. We note that your previous daily limit on liquidated funds was $77,000. We also note that you are due over $17 million from Mr. Wang as of December 31, 2010. Explain why at least some of the cash from collections made by Mr. Wang was not remitted to the firm. Additionally, please tell us your new daily limit of liquidated funds under the now approved registered capital limit of $2,295,000.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

2. We note your response to our comment 10 regarding the classification of the Due from Related Party from our letter dated April 15, 2011. We continue to disagree that the Authorization Agreement or the company's intent is sufficient support for classifying the related party receivable as a current asset. The cash collected by Mr. Wang is under his ownership and control, and Mr. Wang's relationship over the company allows him to determine the timing and amount of repayment, if any. Accordingly, in this situation, the receivable must be treated as a deduction from stockholders' equity since the cash is, in substance, a net distribution to Mr. Wang. Please restate all relevant balance sheets to report the Due from Related Party balance as a deduction from stockholders' equity.

Exhibit 99.2(a)
First China Pharmaceutical Group, Inc.
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31, 2010 and December 31, 2009

3. We note your response to prior comment 11 from our comment letter dated April 15, 2011. Describe in detail the process by which the company nominates individuals for the board of directors to be voted upon by the company's shareholders. The response should clearly state the person or persons responsible for making the nominations.

4. You have indicated that board members have one-year terms. State the date when the current term ends for each member.

5. We understand that Greg Tse is a member of the board of directors. Tell us (a) his business or personal relationship to Mr. Wang, and (b) the individual(s) who made the decision to place him on the board of directors.

6. We understand that Aidan Hwuang was a member of the board of directors. Tell us (a) his business or personal relationship to Mr. Wang, and (b) the individual(s) who made the decision to place him on the board of directors.

7. Lastly, describe the company's policies regarding shareholder access to the proxy process.

Form 10-Q
For the quarterly period ended December 31, 2010

8. We note your response to prior comment 12 from our comment letter dated April 15, 2011. SEC regulations require that the financial information of the company's predecessor (FCPG HK and its wholly owned subsidiary XYT) have no lapse in audited periods or omission of other information required about the company. In light of the fact the company's predecessor has a fiscal year end of December 31st while the registrant has one of March 31st, please explain when the company will provide a transition report as required by Regulation 13a-10(f) of the Exchange Act Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (916) 448-1709
      Mark C. Lee, Esq.,
      Greenberg Traurig, LLP